Suite 1204- 120 Adelaide St. W Toronto, Ontario M5H 1T1 www.adiraenergy.com t. 416.361.2211 f.416.361.6455 TSX.V: ADL News Release

ADIRA ENERGY PARTNER GRANTED LETTER OF AWARD FROM NOBLE DRILLING TO
DRILL GABRIELLA LICENSE OFFSHORE ISRAEL

Adira enters into a Memorandum of Understanding with Modiin Energy on Gabriella
License to secure Drill Contractor to Commence Drilling

TORONTO, June 13, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that Noble International Ltd (“Noble Drilling”) has accepted a Letter of Award (“LOA”), which will enable Modiin Energy L.P (“Modiin Energy”) to execute a detailed drilling contract (the “Agreement”) on behalf of the Gabriella consortium partners, including Adira and Brownstone Energy. Adira further announces it has signed a Memorandum of Understanding (“MOU”) with Modiin Energy authorizing Modiin Energy to enter into a drilling contract with Noble Drilling and/or any of its affiliates on behalf of the working interest parties to drill the Gabriella License (the “License”) prior to the revised spud date, June 30, 2013. To the extent possible, representatives of Adira shall participate in the negotiations with Noble Drilling regarding the Agreement.

Where the Agreement requires the provision of a Letter of Credit or a Cash Deposit as collateral to Noble Energy, the Parties shall together decide which form of collateral to provide (“Rig Collateral”). Pursuant to the LOA, the consortium will finalize the Agreement to secure the Noble Homer Farrington rig for a minimum of 75 days for a program that is expected to include one well plus sidetrack.

In terms of the MOU, Adira undertakes to provide its share of the Rig Collateral, 30 days prior to the date to be set in the Agreement. In the event of a breach by Adira, the Company agrees to withdraw from the Joint Operating Agreement covering the License, and assign its participating interest in the License to the other consortium partners in proportion to their holdings in addition to relinquishing all back-in rights, overriding royalty interests and management fees, rights of first refusal and co-sale rights to Modiin Energy. Transfers of working interests are subject to the approval of the Petroleum Commissioner of Israel.

Additionally, Adira grants Modiin Energy, effective once the Agreement has been signed, an irrevocable option to purchase (“Option”) from Adira, a 15% participating interest in the Yitzhak License (“the “Option Interest”). Modiin Energy shall be entitled to exercise the Option until the earlier of (1) December 31, 2012, and (2) the 30th day from the date Adira notifies Modiin Energy of the execution of an agreement with a drilling contractor in relation to Yitzhak License.

If Modiin Energy exercises the Option, it agrees to reimburse Adira for its share of the past expenditures in respect of its 15% share, incurred by Adira in connection with the operations conducted in the Yitzhak License up to the date of transfer of the Option Interest. Adira will also be entitled to an overriding royalty interest from Modiin Energy of 3% in all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the Option Interest, before Payout, and 4.5% after Payout. The transfer of the Option Interest is subject to the approval of the Petroleum Commissioner of Israel.

Jeffrey E. Walter, Chief Executive Officer of Adira Energy stated: “With the execution of the Letter of Award to drill our Gabriella License, Adira continues to advance our exploration program in the Eastern Mediterranean. We are excited that we have been able to secure a high quality rig, given the global shortage of semi-submersibles rigs. The additional benefit to Adira is that the MOU enables Modiin Energy, our 70% partner, to sign the rig contract and take the financial obligation for the consortium. The MOU further ensures that all the partners are committed to drill this well. In exchange for their financial obligation, Adira has granted Modiin a 15% option to participate on our other high quality oil potential block - the Yitzhak License, in which we currently have a 60% working interest. This farmout option is a continuation of the Company’s strategy to farm down our working interest in Yitzhak prior to the spud date of October 30, 2013. Modiin recognizes that the Yitzhak license is added value to the Gabriella project. Adira’s Eastern Mediterranean oil exploration program continues to progress due to the synergies that we have established with our partners in the region.”

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

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